MOTIVNATION, INC.

318 N. Carson Street #208
Carson City, Nevada 89701

September 27, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East, Mail Stop 3561

Washington, DC 20549 USA

Attention:	Heather Clark, Staff Accountant

Dear Ms. Clark:
Re:MotivNation Inc. (the “Company”) Item 4.01 Form 8-K Filed September 23, 2010 File No. 000-50048

The following contains our response to your comment letter dated September 23, 2010

1.
Disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.  Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your form 8-K/A.

The disclosure has been revised and the former auditor has issued an updated letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ George LeFevre                                                                                               Date
_________________                                                                                  ______________
George LeFevre
Chief Executive Officer,                                                                                  September 27, 2010